

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2023

Niccolo de Masi
Chief Executive Officer
dMY Squared Technology Group, Inc.
1180 North Town Center Drive, Suite 100
Las Vegas, NV 89144

> **Re: dMY Squared Technology Group, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on November 13, 2023**
> **File No. 001-41519**

Dear Niccolo de Masi:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Melissa Curvino, Esq,